Exhibit 99.79

Rescan™ Environmental Services Ltd. Sixth Floor, 1111 West Hastings Street Vancouver, British Columbia Canada, V6E 2J3 Telephone: (604) 689-9460 Facsimile: (604) 687-4277 e-mail: rescan@rescan.com
CONSENT OF EXPERT
FILED BY SEDAR
October 13, 2006
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Dear Sirs/Mesdames:

RE:	Blue Pearl Mining Ltd.
Final Short Form Prospectus dated October 13, 2006 (the “Prospectus”)
Pursuant to Section 4.4 of National Instrument 44-101 Short Form Prospectus Distributions, this letter is being filed at the consent of Pierre C. Pelletier, P.Eng., MBA Professional Engineer with Rescan Environmental Services Ltd. to (a) being named in the Prospectus, and (b) the inclusion of a summary of the technical report entitled “Technical Report on the Endako Mine, Located in Northern British Columbia” dated July 31, 2006 (the “Report”) in the Prospectus.
I hereby confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Report or within my knowledge as a result of the services performed by me in connection with the Report.
Sincerely,

Pierre C. Pelletier, P. Eng., MBA
Professional Engineer
Rescan Environmental Services Ltd.